Sheikh Zaiad Road Saba Tower 1
Dubai, UAE Powered Corporation

June 11, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form S-1 of Powered Corporation
(File No. 333-144576)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Powered Corporation (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal from registration of the Company's registration statement on Form S-1 (File No. 333-144576) (the “Registration Statement”) as of the date hereof or as soon thereafter as practicable.  None of the securities which are the subject of the Company's Registration Statement have been sold.

The Company has decided to withdraw the Registration Statement due to a restructuring of the Company that has occurred since the Company’s initial filing of the Registration Statement on July 13, 2007.  Pursuant to the restructuring, the Company is no longer conducting business operations and is in the process of winding up.

The Registrant requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to Commission in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  Please call Andrew M. Tucker of Andrews & Kurth LLP at 202-662-2784 with any questions you may have regarding this matter.

Very truly yours,

/s/ Rafic Koussa

Rafic Koussa, Director